Filed Pursuant to Rule 424(b)(3)
Securities Act File No. 333-237974

NEWTEK BUSINESS SERVICES CORP.

Supplement No. 2, dated August 30, 2022
to
Prospectus Supplement, dated June 25, 2020

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Newtek Business Services Corp. (the “Company”), dated June 25, 2020 (the “Prospectus”), as supplemented to date, which relate to the sale of shares of common stock of the Company in an “at the market” offering pursuant to an equity distribution agreement, dated as of June 25, 2020, by and between the Company and the several Placement Agents named in Schedule A thereto, as amended by amendment no. 1 thereto, dated as of July 20, 2022. Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus.

You should carefully consider the “Risk Factors” beginning on page S-12 of the Prospectus, included in “Part I – Item 1A. Risk Factors” of our most recent Annual Report on Form 10-K, and included in “Part II – Item 1A. Risk Factors” in our most recent Quarterly Report on Form 10-Q before you decide to invest.

STATUS OF OUR OFFERINGS

On June 25, 2020, we established an at the market program to which this Supplement No. 2, dated August 30, 2022 relates, and through which we may sell, from time to time at our sole discretion, up to 6,400,000 shares of our common stock. Through August 29, 2022, we have sold 2,962,339 shares of our common stock for net proceeds of approximately $68.6 million after sales commissions to the Placement Agents of $1.4 million and offering costs, under the at the market program. As a result, 3,437,661 shares of our common stock remain available for sale under the at the market program.

BUSINESS

We are a leading national non-bank lender and own and control certain portfolio companies under the Newtek® brand (our “controlled portfolio companies”) that provide a wide range of business and financial solutions to SMBs. Newtek’s and its portfolio companies’ business and financial solutions include: Business Lending, including origination of SBA 7(a), SBA 504, and non-conforming (non SBA) conventional loans, as well as PPP loans from the second quarter of

2020 through July 2021, Electronic Payment Processing, Managed Technology Solutions (Cloud Computing), Technology Consulting, eCommerce, Accounts Receivable and Inventory Financing, personal and commercial Insurance Services, Web Services, Data Backup, Storage and Retrieval, and Payroll and Benefits Solutions to SMB accounts nationwide across all industries. We believe that we have an established and reliable platform that is not limited by client size, industry type, or location. As a result, we believe we have a strong and diversified client base across every state in the United States and across a variety of different industries. In addition, we have developed a financial and technology enabled business model that allows us and our controlled portfolio companies to acquire and process our SMB clients in a very cost effective manner. This capability is supported in large part by NewTracker®, our patented prospect management technology software, which is similar to, but we believe better suited for our needs than, the system popularized by Salesforce.com. We believe that this technology and business model distinguishes us from our competitors.

On August 2, 2021, the Company entered into the Stock Purchase Agreement to acquire all of the issued and outstanding stock of NBNYC (the “Acquisition”). This Acquisition is part of a plan to reposition the Company as a bank holding company that intends to elect financial holding company status, and is subject to the receipt of the required regulatory approvals from, among others, the Small Business Administration, the Office of the Comptroller of Currency, and the Board of Governors of the Federal Reserve System (collectively, the “Regulatory Approvals”), which are anticipated to be received during the third or fourth quarter of 2022, and the satisfaction of certain closing conditions.

In connection with this plan, on June 1, 2022, the Company held a special meeting of shareholders, at which the Company’s shareholders approved a proposal to authorize the Company’s Board of Directors to discontinue the Company’s election to be regulated under the Investment Company Act of 1940, subject to Regulatory Approvals and other conditions described in the proxy statement filed with the SEC on May 2, 2022. Subsequent to the approval of this proposal, which was required under the 1940 Act, the Company may choose to discontinue its election as a BDC, after which the Company will no longer qualify as a regulated investment company (“RIC”) for federal income tax purposes and will no longer qualify for accounting treatment as an investment company. For more information see “Risks Related To Converting To A Financial Holding Company” in our Proxy Statement on Form 14A (filed May 2, 2022). However, the Company’s Board of Directors will not seek to discontinue the Company’s election as a BDC until after the Company receives the required Regulatory Approvals and after certain of the Acquisition closing conditions are met. The final decision on the timing of the Company’s discontinuance from regulation as a BDC and qualification as a RIC will be made by the Board of Directors based on such factors deemed appropriate by the Board of Directors, including the then current status of the Acquisition, discussions with applicable regulatory authorities and, as it relates to the Company’s status as a RIC, tax impact to the Company; the Company currently anticipates maintaining its status as a BDC and RIC through the end of the fourth quarter of 2022

The consideration payable by the Company at closing of the Acquisition will be $20.0 million in cash, subject to certain adjustments. In addition, the Stock Purchase Agreement contemplates that, as of the closing and subject to Regulatory Approvals, NBNYC will dividend to the NBNYC selling shareholders (“Sellers”) both NBNYC’s owned property in Flushing, New York and cash in the amount equal to the excess, if any, of NBNYC’s tangible common equity as of the closing date over $20.0 million. The Stock Purchase Agreement contains certain customary representations and warranties made by each party. The Company and the Sellers have the right to terminate the Stock Purchase Agreement under certain circumstances, including if the purchase has not occurred on or prior to November 2, 2022 or if the requisite applications and Regulatory Approvals have been denied. If the Stock Purchase Agreement is terminated in certain circumstances specified therein, the Company may be required to pay NBNYC a fee of $0.2 million.

Following the closing of the Acquisition, the Company intends to operate as a bank holding company, and will be subject to regulation and supervision as a bank holding company. Such regulation will include the requirement that we maintain certain levels of regulatory capital, increased liquidity, and meet certain other financial conditions. Additionally, while we intend to effect the withdrawal of our election to be regulated as a BDC in connection with our proposed conversion to a bank holding company, certain of our existing debt facilities would continue to require us to comply with certain financial covenants applicable only to BDCs. As a result, although we would not be a BDC, if we are not able to successfully remove these provisions or otherwise retire or refinance this debt, we would continue to be required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. Because we may be required to adhere to such BDC requirements, our operating results as a bank holding company may be negatively impacted.

The Company intends to contribute certain of its wholly-owned lending portfolio companies to NBNYC, and to provide a centralized lending operations through NBNYC. The Company intends to further develop the Company’s current patented technology, which the Company intends to complement its proposed banking offerings, subject to Regulatory Approvals. The Company also intends to retain its current Board of Directors and management, as supplemental by additional personnel with banking experience. However, there can be no assurances that the Company will close the Acquisition, receive the required Regulatory Approvals, or that the Company will be able to successfully operate as a bank holding company. If the Required Regulatory Approvals are received, at the closing of the Acquisition the Company expects to be “well-capitalized”, as such term is defined in 12 CFR 225.2(r), and, upon conversion to a bank holding company, the Company expects to meet all other requirements applicable to a bank holding company.

Information about NBNYC can be found at the Federal Financial Institutions Examination Council (“FFIEC”) Central Data Repository’s Public Data Distribution web site: https://cdr.ffiec.gov/public/ManageFacsimiles.aspx. No information contained on the FFIEC’s website site is incorporated into this prospectus and you should not consider information contained on the FFIEC’s website to be part of this prospectus.